                                  SCHEDULE 13D

------------------                                                  ------------
CUSIP NO.  0-26823                                                  PAGE 1 OF 18
------------------                                                  ------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        ALLIANCE RESOURCE PARTNERS, L.P.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)
--------------------------------------------------------------------------------
                                  Common Units
                         (TITLE OF CLASS OF SECURITIES)

                                     0-26823
                                 --------------
                                 (CUSIP NUMBER)

                      1717 South Boulder Avenue, Suite 600
                              Tulsa, Oklahoma 74119
                                 (918) 295-7600

                                 with a copy to:

                                Thomas L. Pearson
                 Senior Vice President - Law and Administration,
                          General Counsel and Secretary
                      Alliance Resource Management GP, LLC
                      1717 South Boulder Avenue, Suite 600
                              Tulsa, Oklahoma 74119
                                 (918) 295-7600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                    5/8/2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------                                                  ------------
CUSIP NO.  0-26823                                                  PAGE 2 OF 16
------------------                                                  ------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Joseph W. Craft III
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       USA
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      1,470,280 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   8  SHARED VOTING POWER

   BENEFICIALLY       -0-
  OWNED BY EACH    ------------------------------------------------------------
REPORTING PERSON   9  SOLE DISPOSITIVE POWER
      WITH
                      1,470,280 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,470,280 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                                  ------------
CUSIP NO.  0-26823                                                  PAGE 3 OF 16
------------------                                                  ------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alliance Resource Holdings, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      1,232,780 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   8  SHARED VOTING POWER

   BENEFICIALLY       -0-
  OWNED BY EACH    ------------------------------------------------------------
REPORTING PERSON   9  SOLE DISPOSITIVE POWER
      WITH
                      1,232,780 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                                  ------------
CUSIP NO.  0-26823                                                  PAGE 4 OF 16
------------------                                                  ------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alliance Resource Holdings II, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      1,232,780 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   8  SHARED VOTING POWER

   BENEFICIALLY       -0-
  OWNED BY EACH    ------------------------------------------------------------
REPORTING PERSON   9  SOLE DISPOSITIVE POWER
      WITH
                      1,232,780 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC, CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                                  ------------
CUSIP NO.  0-26823                                                  PAGE 5 OF 16
------------------                                                  ------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alliance Resource GP, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      1,232,780 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   8  SHARED VOTING POWER

   BENEFICIALLY       -0-
  OWNED BY EACH    ------------------------------------------------------------
REPORTING PERSON   9  SOLE DISPOSITIVE POWER
      WITH
                      1,232,780 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,232,780 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                                  ------------
CUSIP NO.  0-26823                                                  PAGE 6 OF 16
------------------                                                  ------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Alliance Management Holdings, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      21,156 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   8  SHARED VOTING POWER

   BENEFICIALLY       -0-
  OWNED BY EACH    ------------------------------------------------------------
REPORTING PERSON   9  SOLE DISPOSITIVE POWER
      WITH
                      21,156 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,156 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC, OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

------------------                                                  ------------
CUSIP NO.  0-26823                                                  PAGE 7 OF 16
------------------                                                  ------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMH II, LLC
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                      142,844 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   8  SHARED VOTING POWER

   BENEFICIALLY       -0-
  OWNED BY EACH    ------------------------------------------------------------
REPORTING PERSON   9  SOLE DISPOSITIVE POWER
      WITH
                      142,844 Common Units of Alliance Resource Partners, L.P.
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      142,844 Common Units of Alliance Resource Partners, L.P.
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      HC, OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common limited partnership interests (the "Common Units") of Alliance Resource Partners, L.P. (the "Partnership"), which has its principal executive offices at 1717 South Boulder Avenue, Suite 600, Tulsa, Oklahoma 74119.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (b) This statement is filed by Joseph W. Craft III, Alliance Resource Holdings, Inc., Alliance Resource Holdings II, Inc., Alliance Resource GP, LLC, Alliance Management Holdings, LLC and AMH II, LLC (collectively, the "Reporting Persons"), who may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

         (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

                  1. Joseph W. Craft III ("Craft") is currently the President, Chief Executive Officer and Director of Alliance Resource Management GP, LLC (the "MGP"), the managing general partner of the Partnership, which is located at the address listed above.

                  2. Alliance Resource Holdings, Inc. ("Holdings") is the sole member of Alliance Resource GP, LLC and is principally engaged in producing and marketing coal. The executive officers and directors of Holdings are listed on Appendix A hereto.

                  3. Alliance Resource Holdings II, Inc. ("ARH-II") is the sole shareholder of Alliance Resource Holdings, Inc. and is a holding company formed to hold the shares of Alliance Resource Holdings, Inc. The executive officers and directors of ARH-II are listed on Appendix A hereto.

                  4. Alliance Resource GP, LLC (the "SGP") serves as the special general partner of the Partnership and is principally engaged in holding common and subordinated units in the Partnership and certain interests in lands and coal reserves, and serves as the special general partner of the Partnership. The SGP holds 1,232,780 Common Units and 6,433,531 subordinated units of the Partnership. The executive officers and directors of the SGP are listed on Appendix A hereto.

                  5. Alliance Management Holdings, LLC ("AMH") is a member of the MGP and is principally engaged in holding 183,217 common units of the MGP. The executive officers and directors of AMH are listed on Appendix A hereto.

                  6. AMH II, LLC ("AMH-II") is the managing member of the MGP and is principally engaged in holding 523,758 common units of the MGP. The executive officers and directors of AMH-II are listed on Appendix A hereto.

         (d) and (e) During the last five years, none of the Reporting Persons, nor to the best knowledge of such persons, none of the individuals named in Appendix A to this Statement, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On May 8, 2002, Craft and ARH-II acquired beneficial control of the Partnership's Common Units held by the SGP, which is controlled by its sole member, Holdings, through a reorganization of Holdings. In the reorganization, Craft and twelve other individuals (who are members of the Partnership's management) exchanged all of their shares of Holdings' common stock for shares of ARH-II. The other Holdings shareholders, the Beacon Group Energy Investment Fund, L.P. (the "Beacon Fund"), MPC Partners, LP ("MPC" and together with the Beacon Fund, the "Beacon Investors") (collectively, the "Sellers"), exchanged their shares of Holdings' common stock for $103.3 million, consisting of $46.7 million in cash and $56.6 million in promissory notes from ARH-II (the "Exchange Notes"). The source of the cash was from cash on hand held by Holdings and the SGP. ARH-II expects to pay off the Exchange Notes from cash generated by Holdings' operations and from minimum quarterly distributions by the Partnership on the Common Units and the subordinated units held by the SGP.

                  The payment obligations on the Exchange Notes are secured under a Security and Pledge Agreement (the "Security Agreement") by pledge to the Sellers (i) by ARH-II of all of the outstanding capital stock of Holdings,
(ii) by Craft and the other twelve management individuals of all of the outstanding capital stock of ARH-II, (iii) by Craft and the same twelve management individuals of all of the outstanding equity interests in AMH-II, and
(iv) by AMH-II of its 74.1% interest in the MGP. The Exchange Notes require two installment payments, the first in the aggregate amount of $30.9 million due on March 1, 2004, and the second in the aggregate amount of $25.7 million due on March 1, 2005, subject to certain acceleration provisions based upon cash availability to Holdings on March 1, 2003 and March 1, 2004. The Exchange Notes carry an annualized interest rate of 10% on the outstanding principal balance. ARH-II was able to fund the acquisition of the Sellers' shares in Holdings without utilizing any of the Partnership's assets or debt capacity.

                  So long as the obligations on the Exchange Notes remain outstanding the Beacon Investors are permitted to designate three members to the Board of Directors of the MGP out of a total of seven directors. Their current directors are Preston R. (Jeff) Miller, John MacWilliams and John P. Neafsey. If a "Material Event" occurs (as defined in the Security Agreement) the Beacon Investors may designate up to five members of the MGP Board and thus assume control of the Partnership's business and affairs until the Exchange Notes are either fully paid, or the Material Event has ceased to exist.

         Under the Security Agreement, the Beacon Investors are entitled to foreclose on all of the interests in the MGP held by AMH-II if an "Event of Default" occurs as defined in the Security Agreement, and thus take control of the Partnership's business and affairs. An "Event of Default" includes (i) failure to pay the Exchange Notes when due, (ii) failure to pay other obligations that may arise to Sellers as part of the reorganization, (iii) failure of AMH-II, ARH-II, Holdings or the SGP generally to not pay their debts when due, to be subject to a bankruptcy proceeding that is not dismissed within sixty days, or to make a general assignment for the benefit of creditors, (iv) a default occurs under the Partnership's senior credit agreement or senior notes and the amounts borrowed thereunder are accelerated and declared due and owing or, or (v) a change in control of ARH-II, Holdings or the SGP occurs, or if there is any transfer or sale of equity securities of ARH-II, Holdings or the SGP following which Craft no longer is serving as Chairman of the Board, President and CEO of ARH-II, Holdings or the SGP. If the Beacon Investors determine to foreclose on the interests in the MGP, they are required under the terms of the Agreement to foreclose on and take title to all of the equity of AMH-II, ARH-II and Holdings.

         In a related transaction, Craft and AMH-II acquired beneficial ownership of 142,844 Common Units of the Partnership by the acquisition of the interests held by the Beacon Investors in the MGP for $4.8 million in cash. The sources of the cash were a $0.5 million capital contribution from Craft and the same twelve management members to AMH-II, a distribution of cash on hand at the MGP of $1.4 million to AMH-II, and an unsecured loan of $2.9 million to AMH-II from Holdings. Craft and the twelve management members borrowed their capital contributions to AMH-II from Holdings by a non-recourse loan secured by the pledge of their interests in AMH. Each loan carries a 5% annualized rate of interest and is payable on or before May 7, 2007.

         Craft and AMH retained beneficial ownership of 21,156 Common Units of the Partnership. Prior to these transactions, the MGP had acquired 164,000 Common Units of the Partnership pursuant to a previously announced Common Unit repurchase program that was funded through a secured loan from Holdings to the MGP. Contemporaneously with these transactions, the MGP distributed 142,844 and 21,156 Common Units of the Partnership to AMH-II and AMH, respectively, and those entities assumed the obligations under the Holdings' loan. The Holdings' loan is payable on demand, carries a 7% annual rate of interest and continues to be secured by a pledge by AMH-II and AMH of the Common Units of the Partnership held by them.

         Prior to May 8, 2002, Craft acquired (i) 60,000 Common Units of the Partnership through open market purchases using personal funds and (ii) an additional 13,500 Common Units of the Partnership through a private foundation for which he serves as a trustee. Craft expressly disclaims beneficial ownership of the 13,500 Common Units of the Partnership held by the private foundation.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired their beneficial ownership of the Common Units of the Partnership to provide liquidity to the Beacon Investors for their investment in Holdings and the MGP, and to permit management to remain in place for continuity purposes.

         None of the Reporting Persons have any plans or proposals which relate or would result in:

         (a) The acquisition by any person of additional securities of the Partnership, or the disposition of securities of the Partnership;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the securities of the Partnership;

         (c) A sale or transfer of a material amount of assets of the Partnership or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Partnership;

         (f) Any other material change in the Partnership's business or corporate structure;

         (g) Changes in the Partnership's Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

         (h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to those enumerated above.

         Craft may determine to acquire additional Common Units of the Partnership in open market purchases in the future. The MGP, AMH and/or AMH-II may determine to acquire Common Units of the Partnership in the future pursuant to the previously announced Common Unit repurchase program referenced in Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) There were 8,982,780 Common Units outstanding as of May 8, 2002. Craft is deemed to be the beneficial owner of 1,470,280 Common Units, which constitute approximately 16.4% of the total issued and outstanding Common Units issued and outstanding as of May 8, 2002. As indicated in Item 3, Craft expressly disclaims beneficial ownership of 13,500 Common Units of the Partnership held by a private foundation for which he serves as trustee. Holdings is deemed to be the beneficial owner of 1,232,780 Common Units, which constitute approximately 13.7% of the total issued and outstanding Common Units issued and outstanding as of May 8, 2002. ARH-II is deemed to be the beneficial owner of 1,232,780 Common Units, which constitute approximately 13.7% of the total issued and outstanding Common Units issued and outstanding as of May 8, 2002. The SGP is deemed to be the beneficial owner of 1,232,780 Common Units, which constitute approximately 13.7% of the total issued and outstanding Common Units issued and outstanding as of May 8, 2002. AMH is deemed to be the beneficial owner of 21,156 Common Units, which constitute approximately 0.2% of the total issued and outstanding Common Units issued and outstanding as of May 8, 2002. AMH-II is deemed to be the beneficial owner of 142,844 Common Units, which constitute approximately 1.6% of the total issued and outstanding Common Units issued and outstanding as of May 8, 2002. The SGP also holds 6,422,531 subordinated limited partnership interests in the Partnership, which may be converted into an equal number of Common Units upon satisfaction of the conditions as described in the Registration Statement on Form S-1 (333-78845), incorporated herein by reference.

         (b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

         (c) The Reporting Persons have not acquired any Common Units of the Partnership during the past sixty days, other than the purchases reported herein.

         (d) The Reporting Persons have the right to receive distributions from, and the proceeds of sale of, the Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Certain transfer restrictions and voting rights in respect of the Common Units beneficially owned by the Reporting Persons are set forth in the First Amended and Restated Agreement of Limited Partnership, a copy of the form of which is included as Appendix A to the Registration Statement on Form S-1 which has been incorporated by reference to this Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        Registration Statement on Form S-1 filed May 20, 1999 for
                  Alliance Resource Partners, L.P. (333-78845) incorporated herein by reference

Exhibit B:        Security and Pledge Agreement dated as of May 8, 2002 by and among AMH-II, the MGP, ARH-II, Holdings, the Management
                  Investors as identified therein, The Beacon Group Energy
                  Investment Fund, L.P., MPC Partners, LP and three individuals as "Sellers" identified therein, and JPMorgan Chase Bank as collateral agent, incorporated herein by reference to exhibit
                  99.2 of Alliance Resource Partners, L.P.'s Current Report on
                  Form 8-K dated May 9, 2002.

Exhibit C:        Form of Promissory Note made by Holdings dated as of May 8,
                  2002 incorporated herein by reference to exhibit 99.3 of Alliance Resource Partners, L.P.'s Current Report on Form 8-K dated May 9, 2002.

Exhibit D:        Joint Filing Agreement, dated May 20, 2002.

Exhibit E:        Promissory Note made by AMH and Security and Pledge Agreement dated May 8, 2002 by and between AMH and Holdings.

Exhibit F:        Promissory Note made by AMH-II and Security and Pledge
                  Agreement dated May 8, 2002 by and between AMH-II and Holdings.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 20, 2002

                                  By: /s/ Joseph W. Craft III
                                      -----------------------------------------
                                      Name: Joseph W. Craft III




                                  ALLIANCE RESOURCE HOLDINGS, INC.


                                  By: /s/ Thomas L. Pearson
                                      -----------------------------------------
                                  Name:  Thomas L. Pearson
                                  Title: Senior Vice President - Law and
                                  Administration, General Counsel and Secretary



                                  ALLIANCE RESOURCE HOLDINGS II, INC.


                                  By: /s/ Thomas L. Pearson
                                      -----------------------------------------
                                      Name:  Thomas L. Pearson
                                      Title: Secretary



                                  ALLIANCE RESOURCE GP, LLC


                                  By: /s/ Thomas L. Pearson
                                      -----------------------------------------
                                      Name:  Thomas L. Pearson
                                      Title: Senior Vice President - Law and
                                      Administration, General Counsel and
                                      Secretary


                                  ALLIANCE MANAGEMENT HOLDINGS, LLC


                                  By: /s/ Thomas L. Pearson
                                      -----------------------------------------
                                  Name:  Thomas L. Pearson
                                  Title:  Secretary

                                  AMH II, LLC


                                  By: /s/ Thomas L. Pearson
                                      -----------------------------------------
                                  Name:  Thomas L. Pearson
                                  Title: Secretary

                                   SCHEDULE I

                                        CITIZENSHIP OR STATE OF
                                            INCORPORATION AS
             NAME                              APPLICABLE               BUSINESS ADDRESS
             ----                       -----------------------         ----------------

Joseph W. Craft III                               U.S.A.            1717 South Boulder Avenue
                                                                    Tulsa, Oklahoma 74119

Alliance Resource Holdings, Inc.                 Delaware           1717 South Boulder Avenue
                                                                    Tulsa, Oklahoma 74119

Alliance Resource Holdings II, Inc.              Delaware           1717 South Boulder Avenue
                                                                    Tulsa, Oklahoma 74119

Alliance Resource GP, LLC                        Delaware           1717 South Boulder Avenue
                                                                    Tulsa, Oklahoma 74119

Alliance Management Holdings, LLC                Delaware           1717 South Boulder Avenue
                                                                    Tulsa, Oklahoma 74119

AMH II, LLC                                      Delaware           1717 South Boulder Avenue
                                                                    Tulsa, Oklahoma 74119

                                   APPENDIX A

      EXECUTIVE OFFICERS AND DIRECTORS OF ALLIANCE RESOURCE HOLDINGS, INC.

Joseph W. Craft III             President, Chief Executive Officer and Director

Thomas L. Pearson               Senior Vice President - Law and Administration,
                                General Counsel and Secretary


Charles R. Wesley               Senior Vice President - Operations

Gary J. Rathburn                Senior Vice President - Marketing


     EXECUTIVE OFFICERS AND DIRECTORS OF ALLIANCE RESOURCE HOLDINGS II, INC.


Joseph W. Craft III             President and Director

Thomas L. Pearson               Secretary

Cary P. Marshall                Treasurer


          EXECUTIVE OFFICERS AND DIRECTORS OF ALLIANCE RESOURCE GP, LLC

Joseph W. Craft III             President, Chief Executive Officer and Director

Thomas L. Pearson               Senior Vice President - Law and Administration,
                                General Counsel and Secretary

Charles R. Wesley               Senior Vice President - Operations

Gary J. Rathburn                Senior Vice President - Marketing

      EXECUTIVE OFFICERS AND DIRECTORS OF ALLIANCE MANAGEMENT HOLDINGS, LLC

Joseph W. Craft III             President and Director

Thomas L. Pearson               Secretary

Cary P. Marshall                Treasurer

                 EXECUTIVE OFFICERS AND DIRECTORS OF AMH II, LLC

Joseph W. Craft III             President and Director

Thomas L. Pearson               Secretary

Cary P. Marshall                Treasurer


         Each of the foregoing persons is a United States citizen. The principal business address for each person is 1717 South Boulder Avenue, Tulsa, Oklahoma 74119.

                                 EXHIBIT INDEX


Exhibit A:        Registration Statement on Form S-1 for Alliance Resource
                  Partners, L.P. (333-78845) incorporated herein by reference

Exhibit B:        Security and Pledge Agreement dated as of May 8, 2002 by and among AMH-II, the MGP, ARH-II, Holdings, the Management
                  Investors as identified therein, The Beacon Group Energy
                  Investment Fund, L.P., MPC Partners, LP and three individuals as "Sellers" identified therein, and JPMorgan Chase Bank as collateral agent, incorporated herein by reference to exhibit
                  99.2 of Alliance Resource Partners, L.P.'s Current Report on
                  Form 8-K dated May 9, 2002.

Exhibit C:        Form of Promissory Note made by Holdings dated as of May 8,
                  2002 incorporated herein by reference to exhibit 99.3 of Alliance Resource Partners, L.P.'s Current Report on Form 8-K dated May 9, 2002.

Exhibit D:        Joint Filing Agreement, dated May 20, 2002.

Exhibit E:        Promissory Note made by AMH and Security and Pledge Agreement dated May 8, 2002 by and between AMH and Holdings.

Exhibit F:        Promissory Note made by AMH-II and Security and Pledge
                  Agreement dated May 8, 2002 by and between AMH-II and Holdings.